FORM 6 - K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

As of 6/1/2011

Ternium S.A.

(Translation of Registrant's name into English)

Ternium S.A.
29 Avenue de la Porte-Neuve

L-2227 Luxembourg

(352) 2668-3152

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.

Form 20-F  Ö      Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12G3-2(b) under the Securities Exchange Act of 1934.

Yes           No   Ö

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Not applicable

The attached material is being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended.

This report contains Ternium S.A.’s press release informing that shareholders approved all resolutions on the agenda of Ternium’s annual general meeting and extraordinary general meeting.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TERNIUM S.A.

By: /s/ Raul Darderes

Name: Raul Darderes

Title: Secretary of the Board of Directors

Dated: June 1, 2011

Press Release

Sebastián Martí

Ternium - Investor Relations

+1  (866) 890 0443

+54 (11) 4018 2389

www.ternium.com

Shareholders Approve all Resolutions on the Agenda of Ternium’s Annual General Meeting and Extraordinary General Meeting

Luxembourg, June 1, 2011 – The annual general meeting of shareholders of Ternium S.A. (NYSE: TX), which was held today in Luxembourg, approved all resolutions on its agenda.

Among other resolutions adopted at the meeting, the shareholders approved the consolidated financial statements and unconsolidated annual accounts for the year ended December 31, 2010 and the proposed dividend of US$0.075 per share (US$0.75 per ADS), or approximately US$150 million.  Ternium will pay the dividend on June 9, 2011, and the corresponding record date will be June 6.

The shareholders meeting also re-elected Ubaldo Aguirre, Roberto Bonatti, Carlos Condorelli, Pedro Pablo Kuczynski, Adrian Lajous, Bruno Marchettini, Gianfelice Mario Rocca, Paolo Rocca and Daniel Agustín Novegil as members of the board of directors to serve until the next annual shareholders meeting that will be convened to decide on the 2011 accounts, and re-appointed PricewaterhouseCoopers S.àr.l., Réviseur d’entreprises agréé, as Ternium’s independent auditor for the 2011 fiscal year.

The board of directors subsequently re-appointed Paolo Rocca as its chairman and Daniel Novegil as Ternium’s chief executive officer, and confirmed Ubaldo Aguirre, Pedro Pablo Kuczynski and Adrián Lajous as members of the board’s audit committee, with Mr. Aguirre to continue chairing that committee.  All three members of the audit committee qualify as independent directors under our articles of association.

The extraordinary general meeting of shareholders, also held today, approved, among other amendments to the articles of association, to change the date of the annual general meetings of shareholders so that in the future they are held on the first Wednesday of May of each year. Copies of the amended articles of association may be obtained by contacting the Company’s registered office in Luxembourg

For a summary of the resolutions adopted at the meetings, please see the report on Form 6-K to be submitted to the U.S. Securities and Exchange Commission, available through http://www.sec.gov/.

Forward Looking Statements

Some of the statements contained in this press release are “forward-looking statements”.  Forward-looking statements are based on management’s current views and assumptions and involve known and unknown risks that could cause actual results, performance or events to differ materially from those expressed or implied by those statements.  These risks include but are not limited to risks arising from uncertainties as to gross domestic product, related market demand, global production capacity, tariffs, cyclicality in the industries that purchase steel products and other factors beyond Ternium’s control.

About Ternium

Ternium is a leading steel company in Latin America, manufacturing and processing a wide range of flat and long steel products for customers active in the construction, home appliances, capital goods, container, food, energy and automotive industries.  With its principal operations in México and Argentina, Ternium serves markets in the Americas through its integrated manufacturing system and extensive distribution network.  The Company has an annual production capacity of approximately ten million tons of finished steel products.  More information about Ternium is available at www.ternium.com.